Exhibit 99.1

NeuroSense Therapeutics Announces Receipt of Nasdaq Minimum Bid Price Notification

CAMBRIDGE, Mass., Aug. 30, 2024 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense” or the “Company”), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, today announced that it has received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”). The letter notifies the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s ordinary shares listed on the Nasdaq was below USD $1.00 for 30 consecutive trading days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of USD $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notice has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares, and during the grace period, as may be extended, the Company’s ordinary shares will continue to trade on the Nasdaq under the symbol “NRSN”.

In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until February 24, 2025, to regain compliance with the minimum bid price. If at any time before February 24, 2025 the bid price of the Company’s ordinary shares closes at or above USD $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement.

In the event the Company does not regain compliance by February 24, 2025, the Company may be eligible for an additional 180 days to regain compliance if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

The Company will continue to monitor the closing bid price of its ordinary shares on the Nasdaq between now and February 24, 2025 and seek to cure the deficiency within the prescribed compliance period.  The Company’s business operations are not affected by the notification letter.

If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, and timing and effect thereof. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements relating to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include unexpected R&D costs or operating expenses, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of Neurosense; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2024 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

Logo - https://mma.prnewswire.com/media/1707291/NeuroSense_Therapeutics_Logo.jpg

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183